Exhibit 3.84

State of Delaware Secretary of State Division of Corporations Delivered 08:01 PM 11/20/2012 FILED 07:25 PM 11/20/2012 SRV 121251249 - 5245576 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

OF

E. MARCELLUS ASSET COMPANY, LLC

The undersigned authorized person hereby adopts the following Certificate of Formation for the purposes of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act:

1. The name of the limited liability company is “E. Marcellus Asset Company, LLC.”

2. The address of the registered office of the limited liability company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 20th day of November, 2012.

/s/ Robert Sarfatis
Robert Sarfatis, Authorized Person